

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«06th» April 2006 г. № 13-05-308



SUPPL

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we hereby submit information which may significantly affect the value of the securities of the joint stock company.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov** at **(7 095) 928 52 71** or **Andrey Serebryakov** at **(7 3462) 42 63 41.** Please date the stamp on the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC "Surgutneftegas", ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 1 page.

Sincerely yours,

Sergey A. Fedorov

Deputy Director General
on Securities

Сообщение о сведениях, которые могут оказать существенное влияние на стоимость ценных бумаг ОАО «Сургутнефтегаз»
«Решения, принятые советом директоров «О рекомендациях по размеру выплачиваемого дивиденда по акциям и порядку его выплаты»

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	***Открытое акционерное общество «Сургутнефтегаз»***
1.2. Сокращенное фирменное наименование эмитента	***ОАО «Сургутнефтегаз»***
1.3. Место нахождения эмитента	***Российская Федерация, Тюменская обл., г. Сургут, ул.Кукуевицкого, 1***
1.4. ОГРН эмитента	***1028600584540***
1.5. ИНН эмитента	***8602060555***
1.6.Уникальный код эмитента, присвоенный регистрирующим органом	***00155-А***
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	***www.surgutneftegas.ru***

2. Содержание сообщения

2.1. Дата проведения заседания Совета директоров эмитента: ***04 апреля 2006 года.***

2.2. Дата составления и номер протокола заседания Совета директоров эмитента: ***04 апреля 2006 года, протокол №4.***

2.3. Содержание решений, принятых Советом директоров эмитента:

Совет директоров единогласно решил:

Рекомендовать годовому общему собранию акционеров ОАО «Сургутнефтегаз» объявить выплату дивиденда за 2005 год: по привилегированной акции ОАО «Сургутнефтегаз» - 1,05 рубля, по обыкновенной акции ОАО «Сургутнефтегаз» - 0,8 рубля; выплата дивидендов производится в рекомендованном Советом директоров порядке. Дата начала выплаты дивидендов – 22 мая 2006 года. Дата окончания выплаты дивидендов – 04 июля 2006 года.

3. Подпись

3.1. ***Генеральный директор ОАО «Сургутнефтегаз»*** — ***В.Л.Богданов***

3.2. Дата 04 апреля 2006г.

М.П.


ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
«СУРГУТНЕФТЕГАЗ»
Г. СУРГУТ

Information which may significantly affect the value of securities of OJSC "Surgutneftegas" "Resolutions adopted by the Board of Directors "Recommendations on the size and the procedure of dividends payments"

1. General Information	
1.1. The Issuer's full corporate name	***Open Joint Stock Company "Surgutneftegas"***
1.2. The Issuer's abbreviated corporate name	***OJSC "Surgutneftegas"***
1.3. The Issuer's location	***ul. Kukuyevitskogo 1, Surgut, Tyumenskaya Oblast, Russian Federation***
1.4. The Issuer's OGRN code	***1028600584540***
1.5. The Issuer's taxpayer identification number (INN)	***8602060555***
1.6.The Issuer's unique code as assigned by the registering authority	***00155-A***
1.7. Website used by the Issuer to disclose information	***www.surgutneftegas.ru***

2. Information Content

2.1. Date of the Issuer's Board Meeting: ***April 04, 2006***

2.2. Date and number of Minutes of the Issuer's Board Meeting: ***April 04, 2006, Minutes No. 4.***

2.3. Resolutions adopted by Issuer's Board Meeting:

The Board of Directors unanimously resolved:

To recommend Annual Shareholders' General Meeting of OJSC "Surgutneftegas" to declare dividend payments for 2005 on preferred shares of OJSC "Surgutneftegas" at the amount of 1.05 rubles, on ordinary share of OJSC "Surgutneftegas" at the amount of 0.8 rubles. Dividend payments are to be effected in the order recommended by the Board of Directors. Dividend payments shall start on May 22, 2006 and shall end on July 04, 2006.

3. Signature

3.1. ***Director General***
OJSC "Surgutneftegas" ____________________ ***Vladimir L. Bogdanov***

3.2. Date April 04, 2006 Stamp